Filed Pursuant to Rule 433
Registration No. 333-229844
January 8, 2020

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 8, 2020)

Issuer:	Georgia Power Company
Security:	Series 2020B 3.70% Senior Notes due January 30, 2050
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A- (Negative) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$500,000,000
Initial Public Offering Price:	99.674%
Maturity Date:	January 30, 2050
Treasury Benchmark:	2.250% due August 15, 2049
Benchmark Treasury Yield:	2.368%
Spread to Treasury:	135 basis points
Re-offer Yield:	3.718%
Optional Redemption:
Make-Whole Call:	Prior to July 30, 2049 at T+25 basis points
Par Call:	On or after July 30, 2049 at 100%
Coupon:	3.70%
Interest Payment Dates:	January 30 and July 30 of each year, beginning July 30, 2020
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KN0/US373334KN09
Trade Date:	January 8, 2020
Expected Settlement Date:	January 10, 2020 (T+2)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.
Co-Managers:
CIBC World Markets Corp.
Commerz Markets LLC
Fifth Third Securities, Inc.
TD Securities (USA) LLC
Academy Securities, Inc.
CastleOak Securities, L.P.
Penserra Securities LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Concurrent Offerings:
$700,000,000 Series 2020A 2.10% Senior Notes due July 30, 2023 and $300,000,000 additional amount of Series 2019B 2.65% Senior Notes due September 15, 2029, expected to be issued on January 10, 2020. The closing of the offering of the Series 2020B Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0727, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.